EXHIBIT 21

Subsidiaries of the Company

U.S. SUBSIDIARIES

Name	Incorporated In	Doing Business As
1. Acxiom CDC, Inc.	Arkansas	Acxiom CDC, Inc.
2. Acxiom CH, Inc.	Delaware	Acxiom CH, Inc.
3. Acxiom Digital, Inc.	Delaware	Acxiom Digital, Inc.
4. Acxiom Direct, Inc.	Tennessee	Acxiom Direct, Inc.
5. Acxiom / Direct Media, Inc.	Arkansas	Acxiom / Direct Media, Inc.
6. Acxiom Dutch Holdings, LLC	Delaware	Acxiom Dutch Holdings, LLC
7. Acxiom Government Services, Inc.	Arkansas	Acxiom Government Services, Inc.
8. Acxiom Identity Solutions, LLC	Colorado	Acxiom Identity Solutions, LLC
9. Acxiom IT Outsourcing, Inc.	Delaware	Acxiom IT Outsourcing, Inc.
10. Acxiom ITO Holding I, LLC	Delaware	Acxiom ITO Holding I, LLC
11. Acxiom ITO Holding II, LLC	Delaware	Acxiom ITO Holding II, LLC
12. LiveRamp, Inc.	Delaware	LiveRamp, Inc.

INTERNATIONAL SUBSIDIARIES

1. ACDUHO, C.V.	The Netherlands	ACDUHO, C.V.
2. Acxiom Australia Pty Ltd	Australia	Acxiom Australia Pty Ltd
3. Acxiom Japan K. K.	Japan	Acxiom Japan K. K.